Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Justin W. Chairman

215.963.5061

jchairman@morganlewis.com

July 10, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mara Ransom, Assistant Director

Re:	EDGAR Online, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 13, 2012
File No. 001-32194

Dear Ms. Ransom:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Robert J. Farrell, dated June 28, 2012, with respect to the above-referenced preliminary proxy statement.

We have been authorized by EDGAR Online, Inc. (the “Company”) to provide the responses contained in this letter on behalf of the Company.

Where indicated below, changes will be included in the definitive proxy statement (the “Definitive Proxy Statement”) to be filed with the Securities and Exchange Commission.

For your convenience, we set forth each comment from your comment letter in italicized typeface and include the Company’s response below it.

Preliminary Proxy Statement on Schedule 14A

The Merger Agreement, page 54

1.

We note your disclosure in the second sentence of the second paragraph on page 54 as well as the last sentence of this paragraph regarding the accuracy of the information in the Merger Agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that

Securities and Exchange Commission

July 10, 2012

contradict the representations or warranties in the Merger Agreement, you have or will provide corrective disclosure. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

In response to the Staff’s comment, in the Definitive Proxy Statement the following sentence will be added as a new final sentence to the referenced paragraph, which will read in its entirety as follows:

The representations and warranties of EDGAR Online contained in the merger agreement (i) have been made solely for purposes of the merger agreement, (ii) have been qualified by matters specifically disclosed in any reports filed by us with the SEC prior to the date of the merger agreement and disclosure schedules delivered by EDGAR Online to RR Donnelley and Merger Sub prior to the execution of the merger agreement, (iii) are subject to materiality qualifications contained in the merger agreement, which might differ from what is viewed as material by investors, (iv) were made only as of the date of the merger agreement or such other date as is specified in the merger agreement and (v) have been included in the merger agreement for the purpose of allocating risk between the contracting parties and were not intended to be treated as categorical statements of fact. The merger agreement should not be read alone, but should instead be read in conjunction with the information provided elsewhere in this document. In addition, to the extent specific material facts are known by EDGAR Online to exist that it believes contradict the representations and warranties of EDGAR Online contained in the merger agreement in a material way, we have provided disclosure of those facts.

Where Stockholder Can Find More Information, page 81

2.	We note you are incorporating information by reference. Please explain why you believe you are eligible to incorporate the filings listed on page 81 by reference. Please see Item 14(e) of Schedule 14A and Item 11 of Form S-4. To the extent you are ineligible to incorporate these filings by reference, please revise your filing accordingly.

In response to the Staff’s comment, all references to the incorporation by reference of information in the proxy statement will be removed in the Definitive Proxy Statement.

In responding to Staff comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-963-5061 if you should have any questions or comments with regard to these responses.

Securities and Exchange Commission

July 10, 2012

Sincerely yours,

/s/ Justin W. Chairman

Justin W. Chairman

cc:	Dieter King, Esquire
Angie Kim, Esquire